SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 8)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)

 G20045202
(CUSIP Number)

 Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2013

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Time Warner Inc. 13-4099534
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 38,619,379 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 38,619,379 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 38,619,379 (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.97% (See Item 5)
14	TYPE OF REPORTING PERSON CO

______________________

*	Consists of shares subject to a voting agreement, beneficial ownership of which is disclaimed. See Item 5.

SCHEDULE 13D

CUSIP No. G20045202	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): TW Media Holdings LLC 61-1593422
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 38,619,379 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 38,619,379 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 38,619,379 (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.97% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

______________________

*	Consists of shares subject to a voting agreement, beneficial ownership of which is disclaimed. See Item 5.

SCHEDULE 13D

CUSIP No. G20045202	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 38,619,379 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 38,619,379 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 38,619,379 (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.97% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D and on July 11, 2012 by Amendment No. 7 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”).  This Amendment No. 8 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”), with its principal executive offices at O'Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 8, items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof:

On April 29, 2013, the Issuer announced a public offering of shares of Class A Common Stock (the “Public Offering”).  TW Holdings B.V and the Issuer entered into a letter agreement dated as of April 29, 2013 (the “Preemptive Rights Letter Agreement”) whereby TW Holdings B.V. confirmed that it intended to exercise its preexisting contractual preemptive right (the “TW Preemptive Right”) to purchase 49.97% of the number of shares of Class A Common Stock sold in the Public Offering (including pursuant to the underwriters’ option to purchase additional shares of Class A Common Stock) at the price that such shares are offered and sold to the public.

On April 29, 2013, TW Holdings B.V. and the Issuer also entered into a Subscription Agreement (the “2013 Subscription Agreement”), whereby the Issuer agreed to issue and sell to TW Holdings B.V., and TW Holdings B.V. agreed to purchase from the Issuer, 200,000 of the Issuer’s Series B Convertible Redeemable Preferred Shares, par value $0.08 (the “Series B Convertible Redeemable Preferred Shares”), at a price per share equal to $1,000, for an aggregate purchase price of $200,000,000.  If in exercising the TW Preemptive Right with respect to the Public Offering, TW Holdings B.V. would be required to purchase Class A Common Stock for an aggregate amount in excess of $100,000,000 (such amount greater than $100,000,000, the “Excess Amount”), then TW Holdings B.V. waives the TW Preemptive Right with respect to any shares of Class A Common Stock underlying the Excess Amount and, in lieu thereof, shall purchase from the Issuer the number of additional Series B Convertible Redeemable Preferred Shares equal to the Excess Amount divided by $1,000.  If the aggregate gross proceeds to the Issuer from the Public Offering are less than $200,000,000, then TW Holdings B.V. may subscribe for and purchase from the Issuer additional Series B Convertible Redeemable Preferred Shares at a price per share of $1,000, up to the amount by which $200,000,000 exceeds the aggregate gross proceeds to the Issuer from the Public Offering.

The issuance and sale of the Series B Convertible Redeemable Preferred Shares to TW Holdings B.V. are subject to a number of conditions, including without limitation the approval of the Issuers' shareholders and the consummation of the Public Offering.

The descriptions of the 2013 Subscription Agreement and the Preemptive Rights Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement and Preemptive Rights Letter Agreement, which are filed as Exhibits 99.19 and 99.20 to this Amendment No. 8, respectively, and are incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof and to include the description of (i) the 2013 Letter Agreement (as defined below) in Item 6 of this Amendment No. 8, (ii) the 2013 Subscription Agreement in Item 3 of this Amendment No. 8 and (iii) the Preemptive Rights Letter Agreement in Item 3 of this Amendment No. 8.

The purpose of the transactions described in Item 3 of Amendment No. 8 was to acquire additional equity of the Issuer and to enable the Issuer to pursue its strategy of reducing existing indebtedness on terms favorable to the Issuer and provide needed liquidity to the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)  As of the close of business on April 29, 2013, the Reporting Persons beneficially owned 32,898,443 shares of Class A Common Stock, representing approximately 42.6% of the outstanding shares of CME Common Stock.  As of the close of business on April 29, 2013 and by virtue of the Investor Rights Agreement, as amended by the 2013 Letter Agreement (as defined below), the Reporting Persons may be deemed to beneficially own (x) 5,616,936 shares of Class A Common Stock, (y) 30,000 shares of Class A Common Stock and 64,000 shares of Class B Common Stock underlying currently exercisable stock options and (z) 10,000 shares of Class A Common Stock underlying restricted stock units which are scheduled to vest in full on June 13, 2013 (together, the “Lauder Shares”) beneficially owned by Mr. Lauder as disclosed by Mr. Lauder in the Schedule 13D/A and Form 4 filed with the SEC by him on October 12, 2012 and June 14, 2012, respectively, representing approximately 7.4% of the outstanding shares of CME Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, as amended.  The percentages of beneficial ownership have been determined based on the 77,185,129 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding as of  April 29, 2013, each based on a representation by the Issuer in the 2013 Subscription Agreement.

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of CME Common Stock other than as set forth herein.

(b)  As of the close of business on April 29, 2013, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 38,619,379 shares of Class A Common Stock.  Pursuant to the terms of the Voting Deed, as amended by the 2013 Letter Agreement (as defined below), and subject to the conditions contained therein, TW Holdings B.V. has irrevocably granted RSL Savannah LLC (a company wholly owned by Mr. Lauder) the right to vote any equity securities of the Issuer owned by TW Holdings B.V. and its permitted transferees during the term of the Voting Deed, with the power to appoint a corporate representative or proxies of such shareholders in all matters (subject to certain exceptions described below in Item 6 of the Schedule 13D) with respect to the voting of the equity securities of the Issuer held by such shareholders.  Pursuant to the terms of the Investor Rights Agreement, as amended by the 2013 Letter Agreement, Mr. Lauder and certain of his affiliates have agreed to use their best efforts to vote all equity securities beneficially owned by Mr. Lauder in favor of up to two designees of TW Holdings B.V. to the Issuer’s board of directors, subject to certain limitations and to not vote in favor of certain matters with respect to the capitalization of the Issuer, each as described in Item 6 of the Schedule 13D.  Pursuant to the terms of the Investor Rights Agreement, direct and indirect transfers of the shares of equity securities of the Issuer held by the Reporting Persons to unaffiliated third parties are subject to certain restrictions, including consent rights, rights of first offer and tag-along rights, as described in Item 6 of the Schedule 13D.  Each of the Reporting Persons disclaims beneficial ownership of the Lauder Shares.

The descriptions of the Voting Deed and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Investor Rights Agreement, the Voting Deed, First Amendment to the Investor Rights Agreement and the 2013 Letter Agreement (as defined below), which were filed as Exhibits 99.10, 99.11 and 99.18 to the Schedule 13D and Exhibit 99.21 to this Amendment No. 8, respectively, and are incorporated by reference into this Item 5.

(c)  No transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d)  Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof and to include the description of the 2013 Subscription Agreement in Item 3 of this Amendment No. 8.

On April 29, 2013, TW Holdings B.V. entered into a letter agreement with the Issuer, Ronald S. Lauder, RSL Savannah LLC, RSL Capital LLC and RSL Investments Corporation (the “2013 Letter Agreement”).  The 2013 Letter Agreement amends the Investor Rights Agreement by, among other things:

(i)           removing a provision that would have required TW Holdings B.V. to accept a third-party change of control offer or proposal in respect of all of the Issuer’s equity securities beneficially owned by TW Holdings B.V. in the event that the Issuer’s Board of Directors determined to approve and/or recommended to the Issuer’s shareholders such offer or proposal and TW Holdings B.V. did not make an alternate proposal; and

(ii)           removing a provision that would have required the Issuer to obtain the consent of Mr. Lauder and certain entities affiliated with Mr. Lauder before issuing any equity securities, except under certain specified circumstances, so long as Mr. Lauder and certain entities affiliated with Mr. Lauder beneficially owned a certain number of the Issuer’s equity securities.

In addition, the 2013 Letter Agreement extends the term of the Voting Deed (as defined in the Schedule 13D), pursuant to which RSL Savannah LLC has the right to vote all shares of Class A Common Stock, Series A convertible preferred stock and other voting equity securities of the Issuer owned by TW Holdings B.V., except with respect to certain transactions relating to a change of control of the Issuer.   Prior to such extension, the Voting Deed would have terminated on May 18, 2013 according to its terms.  As amended by the 2013 Letter Agreement, the Voting Deed will terminate on the date that is the earlier of (a) one day after TW Holdings B.V. provides written notice of TW Holdings B.V.’s election to terminate the Voting Deed (provided that such notice may not be provided before May 18, 2013) and (b) June 30, 2013.

Pursuant to the 2013 Letter Agreement, subject to certain limitations, Mr. Lauder, on behalf of certain of his affiliates and TW Holdings B.V., has agreed to execute and deliver, or cause to be executed and delivered, to the Issuer an irrevocable proxy in respect of all voting securities held by him, RAJ Family Partners, L.P., RSL Investments Corporation and TW Holdings B.V. to vote at the Issuer’s 2013 annual general meeting of its shareholders in favor of (a) the amendment of the Issuer’s Bye-laws to increase the Issuer’s authorized shares of Class A Common Stock to an amount that will be determined after taking into account the number of shares issued by the Issuer in the Public Offering and (b) the issuance and sale of the Series B Convertible Redeemable Preferred Shares to TW Holdings B.V.  If the 2013 annual general meeting and the vote on such proposals has not taken place prior to the termination of the Voting Deed (as extended), the irrevocable proxy with respect to securities held by TW Holdings B.V. will terminate and be of no further force and effect.

On April 29, 2013, TW Holdings B.V. entered into a letter agreement (the “2013 Lock-Up Agreement”) with J.P. Morgan Securities LLC, the representative of the underwriters in the Public Offering, pursuant to which TW Holdings B.V. agreed that, for a period beginning on April 29, 2013 and ending 90 days after the date of the prospectus supplement relating to the Public Offering, it would not sell, offer, dispose, purchase or take certain other actions (subject to certain exceptions) with respect to the Issuer’s Class A Common Stock.

The descriptions of the 2013 Letter Agreement and the 2013 Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the 2013 Letter Agreement and 2013 Lock-Up Agreement, which are filed as Exhibits 99.21 and 99.22 to this Amendment No. 8, respectively, and are incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description

99.19
Subscription Agreement, by and between Time Warner Media Holdings B.V. and Central European Media Enterprises Ltd., dated as of April 29, 2013 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 29, 2013)

99.20	Preemptive Rights Letter, by and between Central European Media Enterprises Ltd. and Time Warner Media Holdings B.V. dated as of April 29, 2013.
99.21
Letter Agreement, by and among Central European Media Enterprises Ltd., Ronald S. Lauder, RSL Savannah LLC, RSL Capital LLC, RSL Investments Corporation and Time Warner Media Holdings B.V., dated April 29, 2013 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 29, 2013)

99.22	Lock-Up Agreement, by and between Time Warner Media Holdings B.V. and J.P. Morgan Securities LLC, dated April 29, 2013

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2013

TIME WARNER INC.
By:	/s/ Olaf Olafsson
	Name:	Olaf Olafsson
	Title:	Executive Vice President

TW MEDIA HOLDINGS LLC
By:	/s/ Olaf Olafsson
	Name:	Olaf Olafsson
	Title:	President

TIME WARNER MEDIA HOLDINGS B.V.
By:	/s/ Michael Del Nin
	Name:	Michael Del Nin
	Title:	Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
John K. Martin, Jr.	Chief Financial & Administrative Officer
Paul T. Cappuccio	Executive Vice President & General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing and Communications
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International and Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgeland, MS 39157
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067
Robert C. Clark	Distinguished Service Professor at Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer AG (integrated multi-media company)	Axel Springer AG Axel-Springer-Strasse 65 10888 Berlin, Germany
Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Avenue, N.W. Washington, DC 20036
Fred Hassan	Partner, Warburg Pincus (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432
Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 40th Floor Boston, MA 02111
Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	3110 Main Street Suite 300 Santa Monica, CA 90405
Deborah C. Wright	Chairman and Chief Executive Officer, Carver Bancorp, Inc. (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, New York 10027

*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below. The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation
Olaf Olafsson*	Executive Vice President, International and Corporate Strategy, Time Warner Inc.
John K. Martin, Jr.	Chief Financial & Administrative Officer, Time Warner Inc.

____________________
* Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below. Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation
Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Michael Del Nin**	Senior Vice President, Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

________________
*   Citizen of France
** Citizen of Australia